September 2, 2022

Re:     eHealth, Inc.
Registration Statement on Form S-3
Filed August 24, 2022
File No. 333-267048

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention: David Lin

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. ET on September 7, 2022 or as soon thereafter as is practicable.

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Sincerely,

EHEALTH, INC.

By:    /s/ Gavin Galimi
Gavin Galimi
Senior Vice President, General Counsel and Secretary